FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

December 23, 2011

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No ...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “AUO Announces High Level Appointment.”, dated December 23, 2011.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: December 23, 2011	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1

AU Optronics Corp.

December 23, 2011
English Language Summary

Subject: AUO Announces High Level Appointment.

Regulation:	Published pursuant to Article 2-6 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2011/12/23

Content:

1.	Date of the board of directors resolution or date of occurrence of the change:2011/12/23

2.	Name and resume of the replaced general manager:

Dr. L.J. Chen, President of Solar Business Operation

3.	Name and resume of the new general manager:

Mr. Paul S.L. Peng, President of AUO and President of Display Business Operation

4.	Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new appointment” ): position adjustment

5.	Reason for the change: position adjustment

6.	Effective date of the new appointment: 2012/01/01

7.	Any other matters that need to be specified:

AU Optronics (”AUO” or the ”Company”)(TAIEX:2409;NYSE:AUO) today announced that Mr. Paul S.L. Peng is appointed as the new President of AUO and President of Display Business Operation, effective from January 1st, 2012.

To meet the diversified display application developments and prospective green energy business opportunities, AUO’s Board of Directors believes that with his profound experience in supply chain and clientele management, Mr. Peng will be able to further enhance the Company’s operation efficiency, apply group resources to even more productive uses, and provide clients and end consumers with value-added and superior integrated services, turning a new page for AUO.

Mr. Peng holds an MBA Degree from Heriot-Watt University, U.K. and is a seasoned display industry professional in a variety of specialization fields. In 1990, Mr. Peng worked at BenQ and later headed the Material and Production Department at BenQ’s plant in Malaysia. In 1998, he became AUO’s Vice President of Supply Chain Management, and in 2001, General Manager of AUO's Suzhou module plant, the Company’s first overseas manufacturing facility. Having returned to Taiwan in 2005, Mr. Peng assumed AUO’s sales and marketing function, where he was appointed General Manager of IT Display Business Group. In 2008, he was promoted to Executive VP of Global Business Unit, leading TV Business Group, IT Display Business Group, and Consumer Product Business Group. During his tenure, Mr. Peng successfully forged alliance with major customers to jointly invest in module plants, deployed globally, and increased overseas shipment outlets. In 2010, he was further promoted to President of Display Business Operation and steered AUO to become an integrated total solutions provider. In 2011, Mr. Peng was elected the 1st Chairman of the Taiwan Display Union Association (TDUA) and facilitated proactive interactions between the display industry chains across the Taiwan Strait.

Meanwhile, AUO’s Board of Directors would like to express gratitude to Dr. L.J. Chen for his contributions as AUO’s President over the past years. In the future, Dr. Chen will be dedicated to serve as President of Solar Business Operation and devote fully to the operation of the new green energy business, with the aim of positioning the solar business to become AUO’s next critical growth engine. Not only a high efficiency solar product value chain will be established on the manufacturing end, but also global operation and localized services will be practiced in downstream distribution and on the system end for expanded shipment outlets. Efficiency in capital utilization will be increased.

It is the hope of AUO’s Board of Directors that in meeting the changes of an evolving global market, the new organization will continue to fortify AUO’s competitive edge in products and technologies, turning over a new leaf for the Company and generating the maximum benefits for its shareholders.